SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

Announcement 17 November 2008, Lisbon

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that UBS AG now holds less than 2% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the disposal, on 6 November 2008, of a total of 7,774,257 PT ordinary shares through a transaction executed over the counter, made by UBS AG, Zurich and Basel, with offices at Bahnhofstrasse 45, P.O. Box, CH-8098 Zurich and Aeschenvorstadt 1, P.O. Box, CH-4051 Basel, Switzerland. As a result of such transaction, a total of 12,985,024 ordinary shares representing 1.38% of PT’s share capital and corresponding voting rights is now attributed to UBS AG.

UBS AG also informed that, of such total holding:

>   3,751,219 shares representing 0.40% of the share capital and voting rights in PT are held in the name of UBS AG on behalf of several of its clients;

>   6,338,359 shares representing 0.67% of the share capital and voting rights in PT are held by the following subsidiaries of UBS AG:

- DSI International Management Inc: 1,357 PT shares;

- UBS Fund Management (Switzerland) AG: 122,412 PT shares;

- UBS Fund Services (Luxembourg) SA: 940,693 PT shares;

- UBS Global Asset Management (Deutschland) GmbH: 33,517 PT shares;

- UBS Global Asset Management (Australia) Ltd: 17,742 PT shares;

- UBS Global Asset Management Life Ltd: 380,955 PT shares;

- UBS Global Asset Management (UK) Ltd: 2,216,190 PT shares;

- UBS Global Asset Management (France) SA: 1,913,868 PT shares;

- UBS Financial Services Inc.: 447,320 PT shares;

- UBS Global Asset Management (Americas) Inc.: 209,859 PT shares;

- UBS (Luxembourg) S.A.: 1,173 PT shares;

- UBS Wealth Management (UK) Ltd.: 7,750 PT shares;

- UBS Securities LLC: 45,523 PT shares.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from UBS AG.

Portugal Telecom, sgps, sa	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital _ Euro 28,277,855.31	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be accessed	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	on the Reuters under the symbols	Tel.: +351 21 500 1701
www.telecom.pt	and Corporation no. _ 503 215 058	PTC.LS and PT and on Bloomberg under	Fax: +351 21 500 0800
		the symbol PTC PL.	http://ir.telecom.pt

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.